UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 30, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 5, 2010

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

  ROCKWELL ANNOUNCES THE ACQUISITION OF A 20% STAKE IN
FLAWLESS DIAMOND TRADING HOUSE

June 30, 2010 - Vancouver, BC. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has acquired a 20% stake in Flawless Diamond Trading House (Proprietary) Limited ("FDTH").

Effective June 1, 2010, the Company has purchased a 20% stake in FDTH that was previously held by Mr Hennie van Wyk for a consideration of South African Rand ("ZAR") 700,000 (approximately $97,000).

FDTH was established in 2006 to provide a professional marketing and sales facility to market and sell Rockwell's diamond production. Rockwell had no prior experience of marketing high quality alluvial gemstone production and with new diamond legislation in the process of being implemented at the time that Rockwell was establishing a foothold in South Africa, it was deemed prudent to ensure that Rockwell had access to a strong and secure dedicated marketing facility to maximize revenue from the sale of its unique diamond production.

FDTH was established in the premises of South Africa's internationally recognized high security diamond trading and manufacturing hub known as Jewel City, located on Commissioner Street in Johannesburg. FDTH was established and is still run by experienced and internationally recognized diamantaire, Jeffry Brenner.

The facility is operated by a small and highly experienced marketing and valuation team which collectively has over 100 years of rough diamond valuation, marketing and sales experience. FDTH follows rigorous diamond handling, security, and Kimberley Process protocols, and all marketing and sales procedures are monitored and facilitated by a proprietary computer based system. This system provides independent and transparent verification of results for sellers and buyers, and is acknowledged in the industry as a leading standard for transacting diamond sales.

Aside from providing a unique marketing and sales arm for Rockwell at a fee which is well below the market norm for provision of such services, FDTH also conducts sales on behalf of other small South African producers. In addition to providing a marketing and sales arm for Rockwell, FDTH has also facilitated the successful marketing and sales agreement that Rockwell entered into with the Steinmetz Diamond Group. This agreement allows Rockwell to share in profits generated from the manufacture and sales of large and unique stones mined at Rockwell's operations.

The recently acquired 20% stake in FDTH will provide Rockwell with access to additional revenue, allowing the Company to gain insight into diamond sales trends which will assist with its short and long term production and growth plans.

John Bristow, CEO commented " Our investment in FDTH provides us with additional revenue flow and will assist the Company to better understand the demand from, and penetration into, an international diamond market which is undergoing progressive change with the emergence of strong new players in India and China. Rockwell will remain focussed on being a successful mining company, but every opportunity to monitor and understand its markets and buyers will assist us with short and long term plans for growth and development."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the financing and rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms and timing of the financing and rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the financing or rights offering may differ materially from those outlined in the forward-looking statements.